UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Linkage Global Inc

(Name of Issuer)

Ordinary Share, par value US$0.00025 per share

(Title of Class of Securities)

G5500B 102

(CUSIP Number)

October 16, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5500B 102	Page 2 of 7

1.	Names of Reporting Persons. Long Li
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,218,642*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,218,642*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,642*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%**
12.	Type of Reporting Person IN

*	HRD CAPITAL LIMITED, a Hong Kong limited liability company (“HRD”), beneficially owns certain Ordinary Shares of the issuer, par value $0.00025 per share, underlying the convertible notes that is convertible within 60 days, issued on October 16, 2024, and 1,800,000 Ordinary Shares as pre-delivery shares pursuant to a certain securities purchase agreement dated September 18, 2024. The aforementioned convertible note is subject to a beneficial ownership maximum limitation of 9.99%. Long Li currently exercises exclusive voting and dispositive control over the Ordinary Shares beneficially owned by HRD.

**	This percentage is calculated based on the following: (i) 21,500,000 Ordinary Shares issued and outstanding as of March 31, 2024, as set forth in the Issuer’s current report on Form 6-K, filed with the Securities and Exchange Commission on September 11, 2024; (ii) 9,300,000 Ordinary Shares to be issued as pre-delivery shares in connection with the securities purchase agreement dated September 18, 2024, as detailed in the Issuer’s current report on Form 6-K, filed with the Securities and Exchange Commission on September 20, 2024; and (iii) such number of Ordinary Shares issuable upon conversion of a convertible note dated October 16, 2024 beneficially owned by the reporting person. The aforementioned convertible notes are subject to a beneficial ownership maximum limitation of 9.99%.

CUSIP No. G5500B 102	Page 3 of 7

1.	Names of Reporting Persons. HRD CAPITAL LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,218,642*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,218,642*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,642*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%**
12.	Type of Reporting Person CO

*	HRD CAPITAL LIMITED, a Hong Kong limited liability company (“HRD”), beneficially owns certain Ordinary Shares of the issuer, par value $0.00025 per share, underlying the convertible notes that is convertible within 60 days, issued on October 16, 2024, and 1,800,000 Ordinary Shares as pre-delivery shares pursuant to a certain securities purchase agreement dated September 18, 2024. The aforementioned convertible note is subject to a beneficial ownership maximum limitation of 9.99%. Long Li currently exercises exclusive voting and dispositive control over the Ordinary Shares beneficially owned by HRD.

**	This percentage is calculated based on the following: (i) 21,500,000 Ordinary Shares issued and outstanding as of March 31, 2024, as set forth in the Issuer’s current report on Form 6-K, filed with the Securities and Exchange Commission on September 11, 2024; (ii) 9,300,000 Ordinary Shares to be issued as pre-delivery shares in connection with the securities purchase agreement dated September 18, 2024, as detailed in the Issuer’s current report on Form 6-K, filed with the Securities and Exchange Commission on September 20, 2024; and (iii) such number of Ordinary Shares issuable upon conversion of a convertible note dated October 16, 2024 beneficially owned by the reporting person. The aforementioned convertible notes are subject to a beneficial ownership maximum limitation of 9.99%.

CUSIP No. G5500B 102	Page 4 of 7

ITEM 1.

(a) Name of Issuer:

Linkage Global Inc

(b) Address of Issuer’s Principal Executive Offices:

2-23-3 MINAMI-IKEBUKURO, TOSHIMA-KU

TOKYO, JAPAN 171-0022

ITEM 2.

(a) Name of Person Filing:

(i) Long Li

(ii) HRD CAPITAL LIMITED

(b) Address of Principal Business Office, or if None, Residence:

(i) Long Li

Room 1508, 15/F., Office Tower II, Aramark Center, 625 Nathan Road, Kowloon, Hong Kong

(ii) HRD CAPITAL LIMITED

Room 1508, 15/F., Office Tower II, Aramark Center, 625 Nathan Road, Kowloon, Hong Kong

(c) Citizenship:

(i) Zheng Zhang

People’s Republic of China

(ii) HRD CAPITAL LIMITED

Hong Kong

(d) Title of Class of Securities:

Ordinary Shares, par value US$0.00025 per share

(e) CUSIP Number:

G5500B 102

CUSIP No. G5500B 102	Page 5 of 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G5500B 102	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2024

/s/ Long Li
Name:	Long Li

HRD CAPITAL LIMITED

By:	/s/ Long Li
Name:	Long Li
Title:	Director

CUSIP No. G5500B 102	Page 7 of 7

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement

Exhibit A.

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: October 23, 2024

/s/ Long Li
Name:	Long Li

HRD CAPITAL LIMITED

By:	/s/ Long Li
Name:	Long Li
Title:	Director